November 25, 2009

VIA EDGAR

Ms. Lisa Haynes
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 7010
Washington, DC  20549

Re:	Phoenix International Ventures, Inc.
Form 10-K for the Year Ended December 31, 2008
Forms 10-Q for the Periods Ended March 31, 2009 and June 30, 2009 File No. 333-140257

Dear Ms. Haynes:

We are counsel to Phoenix International Ventures, Inc. (the “Company” or “our client”).  In response to comments nos. 15, 16 and 17 of the Staff’s comments dated November 10, 2009 relating to the above-captioned filings, and pursuant to our telephone conversation on November 20, 2009, the Company has simultaneously herewith filed via EDGAR an amendment to its Quarterly Report on Form 10-Q for each of the periods ended March 31, 2009 and June 30, 2009.

We trust that the foregoing is responsive to the Staff’s comments.  Please do not hesitate to call me at 212-752-9700 if you have any questions.

Very truly yours,

/s/ Arthur S. Marcus
Arthur S. Marcus

cc:	Phoenix International Ventures, Inc.